UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

CE FRANKLIN LTD.

(Name of Issuer)

common stock, no par value per share

(Title of Class of Securities)

125151100

(CUSIP Number)

Michael McGuinty

Schlumberger Limited

5599 San Felipe, 17th floor

Houston, Texas 77056

(713) 375-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 125151100	SCHEDULE 13D	Page 2 of 11

(1)	Names of reporting persons. SCHLUMBERGER N.V. (SCHLUMBERGER LIMITED)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Curaçao
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 9,729,582
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,729,582
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 9,729,582[1]
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 55.7%[2]
(14)	Type of reporting person HC, OO

[1]	Such shares are held by Wilson Distribution Holdings, LLC, an indirect wholly-owned subsidiary of the reporting person.
[2]	Based upon the number of shares of common stock outstanding as reflected in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2010.

CUSIP No. 125151100	SCHEDULE 13D	Page 3 of 11 Pages

(1)	Names of reporting persons. SMITH INTERNATIONAL, INC.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds WC, OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 9,729,582
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,729,582
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 9,729,582[3]
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 55.7[4]%
(14)	Type of reporting person HC, CO

3	Such shares are held by Wilson Distribution Holdings, LLC, an indirect wholly-owned subsidiary of the reporting person.
4	Based upon the number of shares of common stock outstanding as reflected in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2010.

CUSIP No. 125151100	SCHEDULE 13D	Page 4 of 11 Pages

(1)	Names of reporting persons. WILSON DISTRIBUTION HOLDINGS, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 9,729,582
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,729,582
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 9,729,582
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 55.7[5]%
(14)	Type of reporting person HC, OO

5	Based upon the number of shares of common stock outstanding as reflected in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2010.

CUSIP No. 125151100	SCHEDULE 13D	Page 5 of 11

Note: This Schedule 13D represents Amendment No. 4 (the “Amendment”) to a Statement on Schedule 13D dated May 28, 1999, as amended by Amendment No. 1 dated June 12, 2001, as amended by Amendment No. 2 dated July 31, 2001, as amended by Amendment No. 3 dated August 9, 2002, filed by Smith International, Inc. (“Smith”). This Amendment represents the initial statement on Schedule 13D filed by Schlumberger N.V. (“Schlumberger Limited”) and Wilson Distribution Holdings, LLC (“Wilson”). Any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used in this Amendment and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

ITEM 2.	IDENTITY AND BACKGROUND

Schlumberger Limited, Smith and Wilson are collectively referred to as the “Reporting Persons.” Amended and restated information regarding Smith is provided in this Item 2.

(a)	(i)	Schlumberger Limited

Information as to each of the executive officers and directors of the Reporting Person for Items 2(a), 2(b), 2(c) and 2(f) is set forth on Schedule A hereto and is incorporated herein by reference.

(ii)	Smith

Information as to each of the executive officers and directors of the Reporting Person for Items 2(a), 2(b), 2(c) and 2(f) is set forth on Schedule A hereto and is incorporated herein by reference.

(iii)	Wilson

Information as to each of the members of the Reporting Person for Items 2(a), 2(b), 2(c) and 2(f) is set forth on Schedule A hereto and is incorporated herein by reference.

(b)	5599 San Felipe, 17th Floor Houston, Texas 77056

(c)	Schlumberger Limited is the world’s leading supplier of technology, integrated project management and information solutions to the international oil and gas exploration and production industry. Smith, an indirect wholly-owned subsidiary of Schlumberger Limited, is a leading supplier of premium products and services to the oil and gas exploration and production industry. Wilson is a wholly-owned subsidiary of Smith.

(d)-(e)	During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons identified in Schedule A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 125151100	SCHEDULE 13D	Page 6 of 11

(f)	(i)	Schlumberger Limited, Curaçao

(ii)	Smith International, Inc., Delaware

(iii)	Wilson Distribution Holdings, LLC, Delaware

Item 3.	Source and Amount of Funds or Other Consideration.

On August 27, 2010, Smith merged with and into a wholly-owned subsidiary of Schlumberger Limited and Smith became a wholly-owned subsidiary of Schlumberger Limited. As a result of the merger, Schlumberger Limited acquired an indirect beneficial interest in all 9,729,582 CE Franklin Common Stock owned by Smith International, Inc. (the “CE Franklin Shares”). In connection with the merger, Schlumberger Limited issued approximately 176 million shares of its common stock to Smith stockholders, with cash paid in lieu of fractional shares.

On February 1, 2012, Smith contributed the CE Franklin Shares to Wilson.

Item 4.	Purpose of Transaction.

Schlumberger Limited acquired an indirect beneficial interest in the CE Franklin Shares on August 27, 2010 through its acquisition of all of the outstanding shares of Smith, and holds them as an investment indirectly through one or more wholly-owned subsidiaries. Schlumberger Limited periodically reviews its ownership of the CE Franklin Shares. Based on such reviews and other factors, Schlumberger Limited may, and reserves the right to, change its intention from time to time, sell or otherwise dispose of some or all of the CE Franklin Shares, or acquire additional securities of the Issuer. Any such transactions could result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Without limiting the foregoing, Schlumberger Limited intends to explore possible transactions involving its ownership of the CE Franklin Shares.

Item 5.	Interest in Securities of the Issuer.

(a)	Wilson is the direct beneficial owner of 9,729,582 shares of CE Franklin Common Stock, representing approximately 55.7% of the shares issued and outstanding. The 55.7% of the issued and outstanding shares of CE Franklin Common Stock is based on 17,474,325 shares that were outstanding as of December 31, 2010 (as set forth on the cover of the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 8, 2011).

Wilson is a direct wholly-owned subsidiary of Smith. Smith is an indirect wholly-owned subsidiary of Schlumberger Limited. Therefore, Smith and Schlumberger Limited each have an indirect beneficial interest in the CE Franklin Shares.

(b)	Wilson has the sole power to vote and the sole power to dispose all 9,729,582 CE Franklin Shares. Smith and Schlumberger Limited each have the power to direct the vote or direct the disposition of all 9,729,582 CE Franklin Shares.

CUSIP No. 125151100	SCHEDULE 13D	Page 7 of 11

(c)	None of the Reporting Persons engaged in any transactions with respect to CE Franklin Common Stock during the past sixty (60) days.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the CE Franklin Shares reported as being beneficially owned by the Reporting Persons on this Schedule 13D.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information in Item 4 is incorporated herein by reference.

On February 6, 2012, the Reporting Persons entered into a Joint Filing Agreement relating to the filing of this Schedule 13D, a copy of which is annexed hereto as Exhibit 99.1.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

To the best of the Reporting Person’s knowledge, none of the persons listed on Schedule A is a party to any contract, agreement or understanding required to be disclosed herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Joint Filing Agreement dated February 6, 2012

CUSIP No. 125151100	SCHEDULE 13D	Page 8 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2012	Schlumberger N.V. (Schlumberger Limited)

/s/ Saul R. Laureles
	Name:	Saul R. Laureles
	Title:	Assistant Secretary and Senior Counsel

Smith International, Inc.

/s/ Jean-Francois Poupeau
	Name:	Jean-Francois Poupeau
	Title:	President

Wilson Distribution Holdings, LLC

/s/ Michael McGuinty
	Name:	Michael McGuinty
	Title:	Manager

CUSIP No. 125151100	SCHEDULE 13D	Page 9 of 11

SCHEDULE A

DIRECTORS AND OFFICERS OF SCHLUMBERGER N.V.

(SCHLUMBERGER LIMITED)

Except as indicated below, each person’s business address is c/o Schlumberger Limited, 5599 San Felipe, 17th Floor, Houston, Texas 77056.

Name	Position and Present Principal Occupation	Shares CE Franklin Common Stock	Citizenship
Gould, Andrew F.	Chairman and Executive Officer	0	United Kingdom
Camus, Philippe	Director	0	France
Currie, Peter L.S.	Director	0	United States
Isaac, Tony	Director	0	United Kingdom
Kamath, Vaman K.	Director	0	India
Kibsgaard, Paal	Director and Chief Executive Officer	0	Norway
Kudryavtsev, Nikolay	Director	0	Russian Federation
Lajous, Adrian	Director	0	Mexico
Marks, Michael	Director	0	United States
Moler, Elizabeth A.	Director	0	United States
Olayan, Lubna S.	Director	0	Saudi Arabia
Reif, Leo Rafael	Director	0	United States
Sandvold, Tore I.	Director	0	Norway
Seydoux, Henri	Director	0	France
Ayat, Simon I.	Executive Vice President and Chief Financial Officer	0	France
Belani, Ashok	Executive Vice President	0	India
Oestdahl, Kjell-Erik	Executive Vice President	0	Norway
Pai, Satish	Executive Vice President	0	India
Pferdehirt, Douglas	Executive Vice President	0	United States
Shivram, Krishna	Vice President Treasurer	0	India
Cox, Stephanie L.	Vice President	0	United States
Danton, Mark	Vice President	0	United Kingdom
Floridia, Aaron Gatt	Vice President	0	Malta
Nelson, Rodney	Vice President	0	United States
Poupeau, Jean-Francois	Vice President	0	United States
Schorn, Patrick	Vice President	0	Netherlands
Theobald, Malcolm	Vice President	0	United States
Guild, Howard	Chief Accounting Officer	0	United States
Juden, Alexander C.	Secretary and General Counsel	0	United States

CUSIP No. 125151100	SCHEDULE 13D	Page 10 of 11

DIRECTORS AND OFFICERS OF SMITH INTERNATIONAL, INC.

Except as indicated below, each person’s business address is c/o Schlumberger Limited, 5599 San Felipe, 17th Floor, Houston, Texas 77056.

Name	Position and Present Principal Occupation	Shares CE Franklin Common Stock	Citizenship
Dudman, Bryan Leigh	Director	0	United States
Farrant, Simon	Director	0	United Kingdom
Pferdehirt, Douglas	Director	0	United States
Poupeau, Jean-Francois	President	0	United States
Arrington, Guy L.	Vice President	0	United States
Dudman, Bryan Leigh	Vice President	0	United States
Kennedy, John J.	Vice President	0	United Kingdom
Maestroni, Francesca Jacqueline	Vice President	0	Italy
Orr, Steve	Vice President	0	Canada
Skibicki, Michael	Vice President	0	United States
Waterland, David	Vice President	0	United Kingdom
Seth, Samir	Treasurer	0	India
Fraser, Stuart	Controller	0	Australia
Maestroni, Francesca	Secretary	0	Italy

CUSIP No. 125151100	SCHEDULE 13D	Page 11 of 11

MANAGERS OF WILSON DISTRIBUTION HOLDINGS, LLC

Except as indicated below, each person’s business address is c/o Schlumberger Limited, 5599 San Felipe, 17th Floor, Houston, Texas 77056.

Name	Position and Present Principal Occupation	Shares CE Franklin Common Stock	Citizenship
Simon Farrant	Manager	0	United States
Michael McGuinty	Manager	0	Canada/Spain